Exhibit 16

AGREEMENT

Made in Tel Aviv, Israel on the 14 day of May, 1992

By and Between

ROBERT KRAFT

An individual, of One Boston Place, Boston

Massachusetts 02108, USA

(hereinafter: “Kraft”)

and

AMERICAL ISRAELI PAPER MILLS LTD

A company incorporated and existing under the

Laws of the State of Israel of the Industrial

Zone, Hader 38101, Israel.

(hereinafter: “AIPM”)

and

AMPAL-INDUSTRIES, INC

10 Rockefeller Plaza, New York, NY 10020,

USA

(hereinafter: “AMPAL”)

WHEREAS                          Koor Industries Ltd., Koor Foods Ltd. and Carmel Plaro Holding Ltd.  (hereinafter collectively: “Koor”)

Together with Kraft are the owners of the majority of the issued and outstanding shares of Carmel Container Systems Ltd (hereinafter: “CARMEL”):

AND WHEREAS               Koor has offered to sell to Kraft the shares in Carmel which are owned by it as set out in the agreement between Koor and Kraft, a copy of which is attached hereto as Exhibit A and which AIPM and AMPAL require to be amended as out Exhibit C;

AND WHEREAS               Kraft intends to purchase shares owned by Koor and to sell a portion thereof to AIPM and to AMPAL so that after which acquisition and sale, AIPM shall own and hold 25% and AMPAL shall own and hold 20% of the issued and outstanding shares of Carmel;

AND WHEREAS               Kraft, AMPAL and AIPM wish to regulate their relationship as shareholders in Carmel as provided for in this Agreement,

NOW, THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS:

1.             Preamble and Exhibits

The preamble and the Exhibits to this Agreement shall form an integral part hereof.

The reference to each party in the Preamble and in this Agreement shall include transferees to the extent covered by Section 8.6 of this Agreement. In particular, the reference to Kraft in the Preamble and in this Agreement shall include all persons and entities covered by Section 8.6 with reference to Kraft, whether they be shareholders of Carmel as of the date hereof or subsequent transferees.

2.             The Parties Representations

2.1           Kraft represents that as of the date of this Agreement, Carmel’s authorized share capital is divided into 10 million shares of a nominal value of NIS 1 each, of which 2,520,000 shares are issued and outstanding and that the Shares (as defined in Section 3.1) are duly authorized, validly issued and fully paid.

2.2           Kraft represents that he is the owner and holder of 706,325 shares in Carmel, which constitute approximately 28% of the issued and outstanding shares of Carmel.

2.3           Kraft represents that he has the right to acquire from Koor approximately 1,227,612 shares in Carmel, which constitute approximately 48.7% of the issued and outstanding shares of Carmel, at an aggregate price of approximately US $ 5,357,000. [Based on a total capitalization value of US $ 11,000,000 for Carmel.]

2.4           Kraft represents that he will, upon the Release from Escrow (as defined below). Have the full right and power to sell and to transfer to AMPAL and to AIPM the shares to be sold to them hereunder or in accordance herewith, and that such shares shall be free of pre-emptive rights and free and clear of all liens, pledges, charges, claims and restrictions or third party rights, including banks and other creditors of Koor, of every kind whatsoever.

2.5           Kraft represents that he is a member and the Chairman of the Board of Directors of Carmel.

2.6           Kraft represents that he has and will continue to have the ability to cause that the transferees of his shares in Carmel, which have of will receive all or part of his shares in Carmel and to which Section 8.6 applies, shall fulfill the obligations relating to Kraft contained in this Agreement.

2.7           Each of AMPAL and AIPM represents that it is able to acquire shares in Carmel, subject to the terms of this Agreement, and to pay the price therefore; that its purchase of shares on Carmel will be for purposes of investment and not with a view to distribution; and that it will take no action to violate, or such knowingly would cause Carmel to be violation of, the securities laws of Israel of the United States.

2.8           Kraft represents that as of the dare of this Agreement and until the Release from Escrow, as defined below, Carmel will conduct its business in accordance with past practice and will not be involved in any transaction other than in the ordinary course of business.

3.             Sale and Transfer of Shares

3.1           Subject to the terms and conditions of this Agreement:

Kraft hereby agrees to sell to AMPAL, and AMPAL hereby agrees to purchase from Kraft, 504,000 shares in Carmel, which constitute and will constitute at the Closing into Escrow (as below defined) and at the Release from Escrow (as below defined) 20% of the issued and outstanding shares of Carmel on a fully diluted basis; and Kraft hereby agrees to sell to AIPM and AIPM hereby agrees to purchase from Kraft, 630,000 shares in Carmel, which constitute and will constitute at the Closing into Escrow and at the Release from Escrow 25% of the issued and outstanding shares of Carmel on a fully diluted basis (hereinafter, together with the shares so agreed to be sold to and purchased by AMPAL, the “Shares”).

After the execution and delivery of this Agreement:

3.1.1               The parties shall publicly disclose that they have entered into this agreement and the form of disclosure shall be agreed by the parties; and

3.1.2               The purchase and sale of the Shares shall close into an escrow (hereinafter the “Escrow”) to be administered by Professor Joseph Gross and by Ruth Oren, jointly, (or other persons mutually acceptable to the parties) as agent (hereinafter jointly the “Escrow Agent”) (such closing herein the “Closing into Escrow”).

The Closing into Escrow shall occur at a location in Israel as shall be agreed upon by the parties hereto and at such time as the following conditions have been met simultaneously with the Closing into Escrow of the agreement between Koor and Kraft:

(a)           the unconditional approval if the Steering Committee of the banks for Koor to the transfer of the Shares by Koor has been obtained;

(b)           the Shares are free of pre-emptive rights and free and clear of all liens, pledges, charges, claims and restrictions of third party rights, including banks and other creditors of Koor, of every kind whatsoever (provided, however, that the removal of all pledges and liens may be conditional so that it will become effective only as of the Release from Escrow);

(c)           the unconditional consent of Restrictive Practices Commissioner to the transactions contemplated by this Agreement had been obtained.

If, for any reason whatsoever, the conditions for Closing into Escrow shall not have been met within the period agreed upon by Kraft, but no later than 30 days as of the signing hereof, then this Agreement shall be null and void and no party shall have rights of obligations with respect thereto.

At the Closing into Escrow, Kraft shall convey and transfer to the Escrow Agent, for the benefit of AMPAL and AIPM and subject to the rights of Kraft hereunder, the Shares (by delivery to the Escrow Agent of Share Transfer Deeds duly completed in every respect to enable transfer of the Shares to be effected, as applicable, to AMPAL and AIPM). The shares will be held, administered and released by the Escrow Agent only in accordance with the Principles of Escrow Arrangement set forth on Exhibit B to this Agreement. If and when the Escrow Agent shall later, pursuant to such Principles of Escrow Arrangement, released the Shares to AMPAL and AIPM, respectively, and release the Purchase Price referred to in Section 4.1 of this Agreement as the “Release from Escrow”).

3.2           Kraft undertakes that upon the Release from Escrow, the Shares shall be free of any liens, pledges, charges or any third party rights of any nature whatsoever, so that AMPAL and AIPM shall be able to acquire free and clear title in the Shares and to exercise all of the rights in respect thereto.

3.3           Kraft shall further, as applicable, upon the Closing into Escrow complete and deliver to AMPAL and AIPM, respectively, any other documents which will be required as to give full effect to the transfer of ownership in the Shares in accordance with the terms of the Agreement, including, if required, the approval by the Board of Directors of Carmel to such transfer.

3.4           Kraft undertakes that, not later than the Release from Escrow, the agreement between him and Koor of October 13, 1998, as subsequently amended, and any and all other agreements between him and Koor relating to Carmel shall be terminated and undertakes to provide AMPAL and AIPM, at such time, with documentary confirmation by Koor of such termination, provided however that Kraft may retain rights or claims against Koor, which may have accrued to him under such agreements.

3.5           Kraft hereby irrevocably assigns to AIPM and to AMPAL in the relative proportions of AIPM’s and AMPAL’s proposed holding in Camel as of the Release from Escrow of this Agreement (i.e., 55.% to AIPM and 44.5% to AMPAL) all of his rights, of any nature whatsoever, arising out of the warranties given to him Koor, which will contain, at least, the following warranties;

3.5.1               The report of Carmel on Form 20F for the period ended December 31, 1991 to be supplied before the Release from Escrow contains a fair and accurate description of Carmel and that to the best of Koor’s knowledge there were no material adverse changes in Carmel, and that the business of Carmel was not conducted other than in the ordinary course of business, as of the above date and until the Release from Escrow.

Provided that nothing contained in this Section shall constitute a representation or warranty relating to any transaction of proposed transaction concerning the sale of disposition of Ofek Paper Products Ltd.

3.5.2               Carmel’s consolidated financial statements for its fiscal year ended on December 31, 1991, were prepared in accordance with generally accepted accounting principles, fairly and accurately represent the financial condition of Carmel and as of the date of said financial statements and until the Release from Escrow, to the best of Koor’s knowledge, there have been no material adverse changes in the financial condition of Carmel and Carmel has not disposed of any assets or rights or has been involved in any transaction other than in the ordinary course of business.

Provided that nothing contained in this Section shall constitute a representation or warranty relating to any transaction or proposed transaction concerning the sale or disposition of Ofek Paper Products Ltd.

3.5.3               Koor shall not be liable for any breach of the warranties in Sections 3.5.1 and 3.5.2 unless Koor is given notice of such breaches within 6 months from the Release of Escrow, and Koor shall be liable for breaches of the preceding warranties only if their effect on Carmel exceeds $ 500,000. Koor’s liability for such breaches shall be limited in its proportional share in Carmel vis-à-vis Kraft as of the date of the Closing of into Escrow.

Kraft further undertakes to sign all such powers-of attorney or any other documents, which may be required by AIPM or AMPAL to enforce the terms of these warranties against Koor.

AIPM and AMPAL will cover all costs including legal costs of AIPM, AMPAL, and Kraft with regard to the actions to enforce Koor’s above warranties.

3.6           AIPM and AMPAL, each as itself, represents that it is aware that the |Shares to be sold to it are being purchased by Kraft from Koor and that any breach of this Agreement by it may cause damages to Kraft in respect of such purchase agreement between Koor and Kraft.

3.7           In the event that Kraft will have to comply with Koor’s undertaking towards Carmel’s employees to purchase from them approximately 6,000 shares of Carmel at the agreed upon market price as set forth in the third WHEREAS clause of Exhibit C, then the parties to this Agreement will share such financial obligation, at the following proportion : 51.3% for AIPM, 41.1% for AMPAL, 7.6% for Kraft and be entitled but not required to receive such shares at the same proportions.

4.             The Price

4.1           At the Closing into Escrow, in consideration for the Shares and the fulfillment of Kraft’s other obligations under this Agreement, AMPAL shall transfer or cause to be transferred in cash, to the Escrow Agent, for the benefit of Kraft and subject to the rights of AMPAL hereunder, the amount of  $ 2,200,000 and AIPM shall transfer or cause to be transferred in cash, to the Escrow Agent, for the benefit of Kraft and subject to the rights of AIPM hereunder, the amount of $ 2,750,000, together with such amount to be transferred or caused to be transferred by AMPAL (i.e., a total amount of US $ 4,950,000), herein the “Purchase Price”), to be held, administered and released by the Escrow Agent only in accordance with the Principles of Escrow Arrangement set forth on Exhibit B to this Agreement.

4.2           Kraft, AMPAL and AIPM shall cooperate in obtaining all permits of the Controller of Foreign Currency or of any other authority, which may be required in order to enable AMPAL and AIPM to pay the price of the Shares and to otherwise perform this Agreement. If, for any reason prior to the Release from Escrow, any of the parties hereto is prevented by any Government authority from performing this Agreement, then this Agreement shall be null and void and no party shall have any rights or obligation with respect thereto.

5.             Management of Carmel

As of the Release from Escrow, and thereafter as long as this Agreement remains in effect, Carmel will be managed on the principles set forth in this Section 5 and Sections 6, 7, 8, 9, 11 and 12 of this Agreement;

5.1           There shall be twelve (12) members of the Board of Directors of Carmel (the “Board”), five (5) of whom shall be elected upon the recommendation of Kraft, three (3) of whom shall be elected upon the recommendation of AIPM, two (2) of whom shall be elected upon the recommendation of AMPAL and two (2) of whom shall be elected in accordance with the provisions of the Companies Ordinance [New Version] 1983, as public directors (hereinafter the “Public Directors”). The directors shall be appointed in a General Meeting of the Shareholders.

5.2.1.                   The Chairman of the Board, the Vice Chairman of the Board, the General Manager, the Finance Manager, the Internal Auditor and the Secretary shall be appointed by the Board by the affirmative vote of at least a majority of the members of the Board. The Chairman of the Board, the Finance Manager and the Internal Auditor shall be recommended by Kraft. The Vice Chairman of the Board and the General Manager shall be recommended by AIPM.

5.2.2                    The compensation and other terms of employment of the executives of Carmel (including, without limitation, those listed in Section 5.2.1) and each of its subsidiaries shall be fixed by the Management and Finance Committee of Carmel, or the Board of Directors of such subsidiary, respectively, in each case following the recommendation of the Chairman of the Board and the Vice Chairman of Carmel.

5.2.3                    The parties shall recommend to the directors appointed upon their recommendation that they shall support the recommendation referred to in these clauses.

5.2.4                    The parties shall further recommend to the directors appointed upon their recommendation that the boards of directors of Carmel’s subsidiaries, except as provided in Section 5.3 with respect to C.D. Packaging Systems Ltd., shall reflect their proportionate holding in Carmel.

5.2.5                    The recommending party may recommend that the officer appointed on its recommendation be replaced before the expiration of the term of his office by another person recommended by such party.

5.3           The Chairman of the Board shall be responsible to regulate the meetings of the Board and shall, insofar as it is within the power of Carmel, be chairman of the subsidiaries of Carmel, with the exception of C.D. Packaging Systems Ltd., which shall continue with the past practice of electing its chairman. At any time that the Chairman of the Board of Carmel is not serving as chairman of C.D. Packaging Systems Ltd., he shall serve as vice chairman of C.D. Packaging Systems Ltd., and at any time that the Vice Chairman of the Board of Carmel is not serving as Chairman of C.D. Packaging Systems Ltd, he shall serve as vice chairman of C.D. Packaging Systems Ltd. The Vice Chairman of the Board shall be responsible to supervise on behalf of the Board, the management of Carmel’s and its subsidiaries’ business and shall, insofar as it is within the power of Carmel, be vice chairman of each of the subsidiaries of Carmel with the exception of C.D. Packaging Systems Ltd.

The members of the Board appointed upon the recommendation of AIPM, shall not serve as directors, on behalf of Carmel, in C.D. Packaging Systems Ltd., but may serve in such position on behalf of AIPM.

5.4           Without derogating from the provisions of Section 5.2.1 above, all decisions of the Board shall be valid if agreed to by the vote of the majority of the members of the Board, which are present at a duly convened meeting of the Board. Meetings of the Board shall be convened by 14 days’ notice specifying the agenda of the meeting.

Members of the Board of Directors or of any committee thereof may participate in meetings of the Board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Board of Directors or of such committee.

Provided, however, that decisions with respect to the subjects listed hereunder shall be valid only if affirmed by the vote of 80% (or, if taken by written consent of the members of the Board of Directors without a meeting as provided in the immediately preceding paragraph, then 100%) of the members of the Board:

5.4.1                    Any transaction involving the sale or disposition of fixed assets or of subsidiaries or of investments of Carmel having a value in excess of US $ 500,000.

5.4.2                    Any capital expenditure in excess of US$ 500,000.

5.4.3                    Incurrence of any indebtedness or granting of a guarantee in which the liability exceeds US$ 500,000 or giving any security in connection therewith.

5.4.4                    Making loans to or investments in any third party exceeding US$ 500,000, but not excluding deposits in banks made in the ordinary course of business.

5.4.5                    Curtailing or closing down material portions of Carmel’s business, expanding into material new lines of business, making material acquisitions or entering into other new ventures if substantially different from the existing business of Carmel.

5.4.6                    Any decision regarding dividends, provided, however, that such decision shall require the vote of 85% of the members of the Board.

5.4.7                    Any transaction between Carmel and any interested party or its affiliate, provided, however, that such transaction shall only require the vote of 80% of the members of the Board who are eligible to vote with respect thereto.

5.4.8                    Public and private offerings or allotment of Shares in Carmel, provided, however, that such decision shall require the vote of 85% of the members of the Board.

5.5           The General Manager shall be responsible for the day-to-day management of Carmel and its subsidiaries. The General Manager shall report to the Vice Chairman in regard to its activities.

The General Manager shall also report and be responsible to the Board and to the Management and Finance Committee, as defined in Section 5.7 below.

5.6           The Board shall be empowered to establish such committees as it may, from time to time, deem desirable and to delegate such authority to any such committee as it may deem desirable.

The Chairman of the Board, the Vice Chairman of the Board or their alternates as provided for by Carmel’s Articles of Incorporation, and the General Manager shall be invited, when appropriate, to attend all meetings of such committees if they are not members thereof. Invitees shall not have the right to vote.

5.7           The Board shall appoint two (2) committees consisting of Board members, a Management and Finance Committee and an Audit Committee. The Management and Finance Committee shall consist of four (4) members; one (1) of whom shall be recommended by Kraft, one (1) by AMPAL, one (1) by AIPM and the other one (1) shall be one of the Public Directors. The Audit Committee shall consist of five (5) members; one (1) of who shall be recommended by Kraft, one (1) by AIPM, and one (1) by AMPAL and the two (2) others shall be all of the Public Directors.

Notwithstanding the provisions of the two immediately preceding sentences of this Section 5.7 or anything else contained in this Agreement, from and after the first day after the Release from Escrow that AMPAL holds less than 15% of the issued and outstanding shares of Carmel, whether or not this Agreement shall have ceased to be binding upon or to inure to the benefit of

AMPAL or any of its transferees, all committee members recommended by AMPAL shall immediately resign from their committee seats.  Upon such resignations of the committee members recommended by AMPAL ; (other i) the seat on the Management and Finance Committee of which the occupant was to be, under the terms of the second sentence of this Section 5.7, recommended by AMPAL, shall then and thereafter instead be filled by a member recommended by Kraft; and (ii) the Audit Committee shall then and thereafter consist of four (4) members, one (1) of whom shall be recommended by Kraft, one (1) by AIPM and the two (2) others shall be all of the Public Directors. Provided, however, that the provisions of the preceding sentence shall not apply in the event that AMPAL shall sell its entire 20% of the issued and outstanding Shares of Carmel and for as long as the buyer and its transferees shall hold 20% of the issued and outstanding Shares of Carmel, and shall agree to be bound by the terms of this Agreement.

The Chairman of the Audit Committee shall be recommended by Kraft and the Chairman of the Management and Finance Committee shall be recommended by AIPM. Any member of either of these committees may request the Board to reconsider the decision of the relevant committee of a substantial matter and the Board, at its meeting immediately following the meeting of the committee at which such decision was taken, shall decide the matter.

5.8           The Board will, from time to time, decide the nature and scope of authorities which it shall retain and which it shall delegate to the Management and Finance or the Audit Committees.

5.9           It is intended that the Board shall reserve its right to deal with any matters which it considers to be major matters and to delegate to the Management and Finance Committee the other matters.

5.10         Notwithstanding the provisions of Section 5.8, the authority of the Audit Committee shall be in accordance with the provisions of the Companies Ordinance [New Version] 1983.

5.11         Notwithstanding the provisions of clauses 5.6, 5.7, and 5.8 above, the Board shall not delegate to any committee the matters listed in Section 5.4.

5.12         All reports and information relating to Carmel, which shall be provided by Carmel to Kraft, to AMPAL, or to AIPM shall also be provided to the other parties. Communications between, minutes of the meetings of the Board and its committees and information provided to Kraft shall be in the English language or translated into the English language.

5.13         Meetings of the Board and committees thereof at which American representatives are present shall be conducted in the English language if requested by them.

5.14         The independent auditor(s) will be recommended by AIPM and appointed in a general meeting. Such auditor(s) shall be connected with one of the big six (6) international accounting firms (provided, however, that such auditor shall not be the independent auditor of AIPM) and will quote competitive prices for their services. The outside attorneys will be recommended by Kraft.

5.15         Carmel shall reimburse its directors for their out-of-pocket expenses, as shall be approved by the Board.

6.             Investments

6.1           Kraft, AMPAL and AIPM agree to the restructuring plan for Carmel, including, without derogating from the above, the repayment by Carmel, at the Release from Escrow, to Koor and to Rand-Whitney of the full amount of the shareholders loans granted to Carmel by them and the refinancing of such loans by Carmel on terms acceptable to Kraft, AMPAL and AIPM.

6.2           Investments by Carmel for the purchase of equipment, for expansion or for any other purpose will be made as decided from time to time by the Board subject to clause 5.4 above, and will be financed from internal or external sources as decided by Carmel in accordance with this Agreement.

6.3           Monies required for Carmel’s day-to-day activities will be taken first from Carmel’s own resources and if such resources are insufficient, the balance will be obtained from external sources on such terms as are decided by Carmel in accordance with this Agreement.

7.             Cooperation

7.1           The following matters shall be agreed to among Kraft, AIPM and AMPAL prior to the shareholders meeting at which they shall be voted upon:

7.1.1                    Mergers.

7.1.2                    Amendments to the Memorandum and Articles of Association of Carmel.

7.1.3                    Dissolution and liquidation of Carmel.

7.1.4                    Changes in capital structure of Carmel.

7.1.5                    Dividends

If Kraft, AIPM or AMPAL shall be opposed to any of such matters, all of them shall vote against it.

In addition, all of Kraft, AIPM or AMPAL shall vote at any General Meeting (and shall recommend to the members of the Board of Directors recommended by them to vote in any Board of Directors action to fill a vacancy on the Board of Directors) in favour of appointing to the Board of

Directors each nominee of a party entitled under the terms of this Agreement to recommend the election of an occupant for a Board seat, provided that the name of such nominee is provided by the recommending party to the other two parties in writing at least seven (7) days before the date of such General Meeting (or Board of Directors action). In addition, each of Kraft, AIPM or AMPAL may call a General Meeting to replace a director appointed upon its nomination and the provisions of this paragraph will then apply to such General Meeting.

7.2           Without derogating from the generality of the above, Kraft, AMPAL and AIPM agree to vote their shares at the next General Meeting of Carmel after the Release from Escrow so as to amend the Articles of Incorporation of Carmel, to give full effect to the provisions of this Agreement.

7.3           All transactions entered into between Kraft and Carmel, AMPAL and Carmel, or between AIPM and Carmel shall be at arms-length and subject to the legal requirements pertaining to such transactions.

7.4           If any of the parties hereto shall provide products of special services to Carmel, such party shall be entitled to such compensation as shall be agreed to between such party and Carmel, provided, however, that such party shall offer such products or special services at the best prices and terms effected by it to similar customers in the Israeli market.

7.6           Each of the parties to this Agreement may request that the Articles of Incorporation of Carmel be amended so as to provide that the election of the members of the boards of directors of the subsidiaries of Carmel, and the appointment of members of the committees of the Board of Directors of Carmel, shall each be made at the General Meeting of Carmel; and if such a request is made, all the parties hereto agree to call a Special General Meeting of Carmel within 30 days and to vote their shares at such meeting of Carmel thereafter so as to amend the Articles of Incorporation accordingly; and after such amendment to vote their shares at such subsequent General Meeting of Carmel, in respect of the election of members of boards of directors of the subsidiaries of Carmel, and the appointment of members of the committees of the Board of Directors of Carmel, so as to give effect to the provisions of this Agreement.

7.7           Kraft, AMPAL and AIPM hereby express their agreement to the decision of Carmel to sell all of its holdings in its subsidiary, Ofek Paper Products Ltd. (“Ofek”), as soon as may be practically possible, and undertake to cooperate in causing Carmel to make all efforts to complete such sale as soon as possible, and in any event not later than twelve (12) months after the date of this Agreement.

Until such time as the sale of the Ofek shares has been completed, AIPM, and the officers of Carmel recommended by AIPM shall not be involved in the management of Ofek.

8.             Right of First Refusal

8.1           If AIPM wishes to sell or otherwise dispose (in this Section 8.1, for this purpose “the Seller”) of its shares or any part thereof in Carmel (“the Offered Shares”) whether voluntarily or involuntarily, Kraft, or if (and only if) Kraft waives his rights in such case under this Section 8.1, then AMPAL (either of them being, as applicable, in this Section 8 and Section 9, for this purpose “The Offeree”) shall have the right of first refusal to acquire all (but in no event less than all) of such shares as follows:

8.1.1                    If the Seller wishes to sell the Offered Shares outside the stock exchange where Carmel’s shares are listed for trading, the Offeree shall have the right of first refusal to acquire the Offered Shares at the same price and terms offered to and accepted by the interested bona fide buyer.

8.1.2                    If the Seller wishes to sell the Offered Shares on the stock exchange where Carmel’s shares are listed for trading, the Offeree shall have the right of first refusal to acquire the Offered Shares at a price which shall be the average of the price related to the Offered Shares quoted on the respective market for 30 trading days immediately preceding the day on which the shares are offered for sale by the Seller to the Offeree.

8.2           If AMPAL wishes to sell or otherwise dispose (in this Section 8.2, for this purpose “the Seller”) of its shares or any part thereof in Carmel (“the Offered Shares”) whether voluntarily or involuntarily, Kraft and AIPM (each exclusively for itself and not for any assignee) in the same respective proportions as their respective proportions at such time of beneficial equity interest in Carmel (in this Section 8 and in Section 9, for this purpose, collectively “The Offeree”) shall have the right of first refusal to acquire all (but in no event less than all, between the two of them) of such shares as follows:

8.2.1                    If the Seller wishes to sell the Offered Shares outside the stock exchange where Carmel’s shares are listed for trading, the Offeree shall have the right of first refusal to acquire the Offered Shares at the same price and terms offered to and accepted by the interested bona fide buyer.

8.2.2                    If the Seller wishes to sell the Offered Shares on the stock exchange where Carmel’s shares are listed for trading, the Offeree shall have the right of first refusal to acquire the Offered Shares at a price which shall be the average of the price related to the Offered Shares quoted on the respective market for 30 trading days immediately preceding the day on which the shares are offered for sale by the Seller to the Offeree.

8.3           In order to enable the exercise of the rights granted to the parties in Section 8.1 and Section 8.2 of this Agreement the Seller, as defined therein, shall give the Offeree (including, in the case of 8.2, both co-Offerees, and in the case of Section 8.1, both Kraft and AMPAL) notice of 7 business days prior to the date on which the Seller wishes to sell the Offered Shares, which notice shall include the price and terms of sale. The Offeree shall reply to the notice (in the case of Section 8.2 with a copy to any co-Offeree) within 4 business days of receiving such notice inclusive of the day on which the notice is received. If, in the case of Section 8.2, the reply of either co-Offeree shall indicate a waiver of first-refusal rights or shall not be timely received, then the other co-Offeree shall have 4 additional business days (the “Take-Up Period”) after the termination of such first 4-day period to supplement its reply by taking up the shares offered to the waiving or non-responding party. If any Offeree does not exercise its right within such specific period(s), it shall be deemed to have waived its right. Without limiting the generality of the previous sentence, if the other co-Offeree under Section 8.2 does not take up within the Take-Up Period the shares offered to the waiving or non-responding party, then in such a case both co-offerees shall be deemed to have waived their rights, including the rights of the other co-offeree in respect of the shares as to which such other co-offeree responded favourably within the initial 4-day period.

In addition, in the case of any proposed sale outside the stock exchange where the shares are registered for trading, which proposed sale would be at a price exceeding US$ 1,000,000, a pre-advance notice of 21 business days prior to the date on which the Seller wishes to sell the Offered Shares shall be given to the Offeree. The Pre-advance notice shall describe as specifically as possible the suggested terms of sale, including price and other material terms which, if not known at the giving of such notice, shall be notified as soon as proposed, and the Seller shall keep the Offeree informed of substantial development with respect to the negotiations for the sale of the Offered Shares.

The closing of the purchase and sale pursuant to any exercised right of first refusal shall occur promptly, and no Offeree shall purport to exercise any such right unless it shall be able to pay for the offered shares and close promptly.

Whenever the Offeree shall waive its right, the Seller shall have the right to sell the Offered Shares only to the person or entity named in the notice and within 120 calendar days from the date of notice and on terms which are the same as, or at least no more favourable to the buyer than, those specified in the advance notice to the Offeree.

Business days and trading days referred to herein shall be in accordance with the place of the Offeree.

8.4           If Kraft wishes to sell or otherwise dispose of his shares or any part thereof in Carmel, then he will, for a period of 30 days, prior to such a sale, negotiate in good faith with AIPM the sale of such shares to AIPM or to a party recommended by AIPM, and shall only sell such shares to any third party after such negotiations have been carried out in good faith, but did not result in an agreement as to such sale. Kraft recognizes that AIPM may require prior approval for acquisition of shares in Carmel.

8.5           Notwithstanding the other provision of this Section 8, sales of Carmel Shares on the stock exchange where its Shares are listed for trading, not exceeding 4% of the total outstanding shares of Carmel in any one calendar year with respect to each of the parties hereto, shall not be subject to the provisions of this Section 8, other than Section 8.7 (but any block sale exceeding (or causing an annual excess over) such percentage limit in the aggregate, shall in its entirety be subject to the provision of this Section 8).

8.6           Kraft, AMPAL and AIPM shall be free at any time, without compliance with the provisions of this Section 8, to transfer any or all of their shares of Carmel to any entity, which does not compete with Carmel’s business, in which the transferring party and the spouse, brothers, sisters, descendants, parents, grandparents (herein: “relatives”) (or trust for the benefit of such relatives) or the parent corporation of the transferring party has directly or indirectly more than 50% control,  or to any relative|(s), or to family trusts or family charitable foundations, the beneficiaries of which or,  in the case of charitable trust or foundations, some or all of the grantors or trustees of which are the transferring party or are relatives of the transferring party, provided, however, that the party to whom such shares are transferred undertake to abide fully by provisions of this Agreement.

8.7           The parties’ rights to sell shares shall be subject to the restrictions set by the competent authorities and the stock exchange where its shares are registered, if any.

8.8           The rights herein contained shall apply mutatis mutandis to the transfer or other disposition, whether voluntarily or involuntarily, of shares in any entity whose main business in actual fact is to hold shares of Carmel.

8.9           If at any time AIPM wishes to sell all of its shares in Carmel (including the Minimum Shareholdings as defined in Section 11) which it holds from time to time, to a third party, and Kraft waives Kraft’s right of first refusal as set out herein, then Kraft and AMPAL shall each be entitled to require that AIPM shall either find a purchaser who shall purchase all of Kraft’s and/or AMPAL’s respective shares (as the case may be), but no more that the shares held by them immediately after the Release from the Escrow under this Agreement (adjusted for any bonus shares or share splits that may take place), or such lesser portion of such shares as Kraft or AMPAL (as the case may be) wishes to sell, on the same terms and conditions and price per share as the third party will acquire AIPM’s shares.

If however, Kraft exercises his right of first refusal to purchase AIPM’s shares in Carmel as set out herein, them AMPAL, notwithstanding anything to the contrary contained in this Agreement, shall be entitled to sell all or part of its shares in Carmel, provided, however, such sale shall be subject to Kraft’s right of first refusal under this Agreement and provided, however, that this Agreement shall as of the date of such sale, terminate and further provided, however, that prior to such sale by AMPAL, AMPAL shall vote its shares as may be required by Kraft to alter the articles of incorporation of Carmel, effectives as of the date of the closing of such sale, so as to undo all the changes in such articles of incorporation, which were made pursuant to this Agreement.

AMPAL’S rights under this Section 8.9 shall cease to exist and be without further force and effect from and after the first day hereafter that AMPAL holds less that 15% of the issued and outstanding shares of Carmel.

9.             Sales of Shares

If any of the parties hereto (including all persons and entities covered by Section 8.6 or, as applicable, by the last sentence of Section 1, with reference to such party) wishes to sell all of its shares in Carmel, which it holds at any time, as a block to a third party and (if applicable) the Offeree shall waive its right of first refusal, as set out in Section 8, the third party shall take such shares subject to the provisions of Section 5, 6, 7, 8, this Section 9, Sections 10, 11 and 13 hereof, shall be entitled to all the benefits and be subject to all the liabilities of said Sections and shall be required, as a condition to such transfer, to counter-sign this Agreement, which, if the selling party is AIPM (including such Section 8.6 parties with reference to AIPM) or Kraft (including such Section 8.6 parties with reference to Kraft), shall remain in force for the remaining period of 5 years as of the Release from Escrow (at the expiration of which period this Agreement shall, except as to rights thereto vested, terminate and be void), unless extended in writing by the parties and such third party.

Notwithstanding the preceding paragraph of this Section 9, if in such a case the selling party is AMPAL        and the sale agreement is entered into after the sixth anniversary of the Release from Escrow, then, by written notice from third party to Kraft and AIPM no later than ten (10) business days after the transfer of all of AMPAL’s shares to such third party, such third party may elect not to be bound by or entitled to the benefit of any of the provisions of this Agreement, in which case this Agreement shall thenceforth (except as to rights theretofore vested) not be binding upon nor inure to the benefit of AMPAL or such third party (or any Section 8.6 party with reference to either) and the members of the Board of Directors of Carmel recommended by AMPAL or such third party shall immediately resign from the Board of Directors, but the Agreement shall remain in full force and effect in accordance with its terms with reference to Kraft and AIPM (including all person and entities covered by Section 8.6 or, as applicable, by the last sentence of Section 1, with reference to each of them).

10.           Arbitration

10.1         Any controversy, dispute or question which may at any time in the future arise between the parties, or any of them, which relates to the correct interpretation of this Agreement or the rights and obligations of the parties arising out of this Agreement will be submitted to a sole arbitrator who will be agreed by the relevant parties; if such parties do not agree within 15 days from the date that one of the parties in writing had requested the other to agree to the appointment of a particular arbitrator, then such arbitrator shall be a corporate lawyer appointed by the Chairman of the Israeli Bar Association. The arbitrator will act pursuant to the provisions of the Arbitration Act, 1968, in force from time to time. The Arbitration proceedings shall be held in Israel and conducted in the English language.

Arbitration proceedings shall be held in Israel and conducted in the English language.

10.2         The arbitrator will have the power to issue interim orders and to award fees to the prevailing party and will not be bound by the rules of law and the rules of evidence.

10.3         The signatures of the parties hereto shall be deemed as Deed of Submission to Arbitration.

11.           Duration

11.1         Without derogating from the provision of Section 9, this Agreement shall remain in force provided that Kraft shall hold at least 24% and that AMPAL shall hold at least 20% of the issued and outstanding shares of Carmel either directly or through subsidiaries, relatives and the like (including trusts) as contemplated by Section 8.6 or, if applicable, by the last sentence of Section 1 (herein respectively: “the Minimum Shareholding”), after which time (and still without derogating from the provisions of Section 9) this Agreement shall, except as to rights theretofore vested, terminate and be void.

11.2         If either Kraft or AIPM (including in each case all persons or entities covered by Section 8.6 or, if applicable, by the last sentence of Section 1, with reference to such party) wishes to sell any of his or its holdings in Carmel, thereby reducing his or its holdings to less than his or its Minimum Shareholding, or if AMPAL (including all persons or entities covered by Section 8.6 with reference to AMPAL) wishes to sell holdings in Carmel thereby reducing its holdings too less than 15% of the issued and outstanding shares of Carmel, then he or it shall be obliged too sell his or its entire shareholding in Carmel as a block.

Notwithstanding the preceding paragraph of this Section 11.2 and the provisions of Section 9, after the sixth anniversary of the Release from Escrow, AMPAL may reduce its holding to less than 15% of the issued and outstanding shares of Carmel, without selling its entire shareholding as a block, provided that in such case: (i) not later than the date of closing of the transaction that effects such reduction below 15%, AMPAL shall, by written notice to Kraft and AIPM, elect that neither it nor its transferee shall after such closing (except as to rights theretofore vested) be bound by or entitled to the benefit of any of the provisions of this Agreement, in which case this Agreement shall thenceforth (except as to rights theretofore vested) not be binding upon nor inure to the benefit of AMPAL or any of its transferees (or any Section 8.6 party with reference to any of them) and the members of the Board of Directors of Carmel recommended by AMPAL or any of its transferees shall immediately resign from the Board of Directors, but the Agreement shall remain in full force and effect in accordance with its terms with reference to Kraft and AIPM (including all persons or entities covered by Section 8.6 or, as applicable, by the last sentence of Section 1, with reference to each of them) ; and (ii) the price for purposes of the right of first refusal under Section 8.2 shall be an amount equal to 95% of what such price would otherwise be under the terms of Section 8.2

11.3         Anything in this Agreement notwithstanding, AIPM and Kraft shall not sell their Minimum Shareholding prior to November 30, 1994; and AMPAL shall not reduce its holding in Carmel to less than 15% prior to December 31, 1994.

12.           Replacement of Directors

Upon the Release from Escrow, the nominees of Koor on the existing Board of Directors of Carmel shall resign and, until such time as the General Meeting of the Shareholders of Carmel shall elect the Board, the parties shall cause their recommended directors to be appointed to fill the vacancies thus created.

13.           General

13.1         The waiver by one of the parties of any breach of any term of this Agreement shall not preclude that party from subsequently enforcing the remedies available to it for further breaches of the same term.

13.2         No waiver, extension, or indulgence will be deemed valid unless given in advance in writing.

13.3         All undertakings and consents included herein shall bind the parties, their successors and assigns.

13.4         The parties hereto declare that they have performed all acts and obtained all the appropriate decisions from their duly authorized bodies therefore so as to give effect and full validity to the terms hereof.

13.5         This Agreement cancels, annuls and replaces any prior agreement between the parties, whether oral or in writing, pertaining to the subject matter of this Agreement.

13.6         Each party hereto warrants the truth of all declarations, facts and figures set forth and given on its behalf.

13.7         Israeli law will apply to this Agreement.

13.8         The invalidity or unenforceability of any term or provision herein in any circumstances shall not effect the validity or enforceability of any other term or provision hereof or of such term or provision in other circumstances.

13.9         The parties hereto will cooperate as may be required in order to give effect to the provisions hereof, and each party shall do all acts and sign all documents and execute all transactions to the best of its ability as and when required to give effect to the provisions hereof.

14.           Taxes, Duties and Expenses

14.1         Stamp duties on this Agreement will be paid by Kraft, AIPM and AMPAL in equal shares.

14.2         Each party will bear the expenses it incurs in connection with the preparation and execution of this Agreement.

15.           Notices

The addresses of the parties hereto shall be those set out in the beginning of this Agreement, unless otherwise notified, and provided, however, that each of the parties hereto together with all of its transferees, to which Section 8.6 applies, if any, shall have only one address for notices. All notices shall be by fax or telex and will be deemed to be effective upon receipt.

IN WITNESS WHEREOF the parties thereto have set their hands the day and year first above written.

AMERICAN ISRAELI PAPER MILLS LTD.
(Signed)
By :	Yaacov Yerushalmi, Yoram Shitrit	(Signed)
ROBERT KRAFT
Title:	GM & CEO, GM Recycling Dev.

AMPAL INDUSTRIES LTD.
(Signed)
By :	Moshe Mor

Title:	Vice President Israel Corporations

Without becoming a party to the aforesaid Agreement, CARMEL CONTAINER SYSTEMS LTD., agrees to do such acts as may be required on its part to be performed in order to give effect to the aforesaid Agreement.

CARMEL CONTAINER SYSTEMS LTD.
(Signed)
By :	Moshe Berson, Danny Atias

Title:	General Manager, Finance Manager

Date:	25.6.92

All the amendments to the Agreement by and between American Israeli paper Mills Ltd., Ampal Industries Inc. and Robert K Kraft are not attached because they are no longer relevant.